Mail Stop 3561

May 19, 2010

Thomas D. Kavanaugh, Esq.
General Counsel
Higher One Holdings, Inc.
25 Science Park
New Haven, Connecticut 06511

> **Re: Higher One Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 5, 2010**
> **File No. 333-165673**

Dear Mr. Kavanaugh:

We have reviewed your letter dated May 5, 2010 in response to our comment letter dated April 22, 2010. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus Summary, page 1

1. We note your revisions in response to comment 15 from our letter dated April 22, 2010. Please revise your statement that "[w]e provide the most comprehensive suite of disbursement and payment solutions . . .," on page 1 to disclose the basis for your assertion. If you do not have appropriate independent support for this statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true.

Risk Factors, page 11

The concentration of our capital stock ownership with insiders . . ., page 27

2. If you will be considered a "controlled" company under Nasdaq's rules, please disclose what that means with respect to your corporate governance requirements.

Use of Proceeds, page 32

3. We note that the initial public offering is for a proposed maximum aggregate

purchase price of $100 million and that selling shareholders are also offering shares. However, it appears that you only discuss a small portion of the planned use of proceeds (approximately $10.5 million currently outstanding under your credit facilities and $10 million in outstanding post-closing costs related to your acquisition of CASHNet). We note your statement that you plan to use the "remaining net proceeds" to pursue strategic objectives and for general corporate purposes. If this amount is a significant portion of the net proceeds, please clarify whether you have any current specific plans for the remaining proceeds. If you have no current specific plans for a significant portion of the net proceeds, please provide the disclosure required by Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results…, page 43

Account Revenue, page 45

4. We note your revisions in response to the second bullet point in comment 16 from our letter dated April 22, 2010. Please revise the filing to better explain what you mean by operational losses in this context and why the amendment to Regulation E will reduce your operational losses.

Results of Operations, page 49

5. We note your revisions and response to comment 21 from our letter dated April 22, 2010. Please include your response regarding the stability of the account revenue fees in this section of the filing.

Critical Accounting Policies, page 62

Goodwill and Intangible Assets, page 62

6. We have reviewed your response to comment 24 from our letter dated April 22, 2010, noting that you are currently evaluating the economic characteristics of CASHNet to determine if the aggregation criteria of FASB ASC 280-10-50-11 have been met for segment reporting and goodwill impairment testing purposes. Please address the following items:

- Tell us if you aggregated any operating segments into your single reportable segment immediately prior to the CASHNet acquisition. If so, please tell us how your operating segments were structured and disclose if operating segments were aggregated. See FASB ASC 280-10-50-21. If you only had one operating segment, please explain how you reached that determination. Please tell us the impact, if any, to your operating segment structure subsequent to the acquisition.

- Explain why it appears you still have not determined if the recently acquired company should be aggregated with your existing operating segment(s). Please tell us when you expect to arrive at a conclusion and explain the specific steps that have been and need to be taken in order to arrive at a final decision. We acknowledge your page 63 disclosures that you will be evaluating the acquiree's historical results and future prospects, including budgets and expected management actions, but, considering we expect such information to be readily available, we are unclear why your evaluation remains unresolved. We further note that FASB ASC paragraphs 280-20-35-39 and 280-20-35-41 require the assets and liabilities acquired in a business combination, including all goodwill, be assigned to one or more reporting units as of the acquisition date.

Business, page 69

Intellectual Property, page 83

7. Please disclose the duration and effect of all patents, trademarks and licenses held. Please refer to Item 101(c)(1)(iv) of Regulation S-K.

Government Regulation, page 83

Higher Education Regulations, page 84

8. We note your response to comment 33 from our letter dated April 22, 2010. Please revise your filing to include the material aspects of your response to comment 33.

Executive Compensation, page 94

Compensation Disclosure and Analysis, page 94

Base Salary, page 96

9. We note your revisions to your filing and response to comment 42 from our letter dated April 22, 2010. Please clarify what you mean by "legacy gap" in this instance. Please revise your filing to make clear, if true, that the increases in Mr. Volcheck and Mr. Lasater's salary were made to more accurately reflect their responsibility for making managerial and business decisions.

Potential Payments Upon Termination or Change in Control, page 104

10. Please disclose whether the initial public offering will trigger any accelerated vesting, as defined under "Change in Control."

Short Term Incentive Plan, page 105

11. We note your disclosure of the different performance measures that may be considered under your Short Term Incentive Plan. Please disclose how your short term incentive plan operates. In this regard, please describe how the actual award amount will be calculated under the plan. If the Compensation Committee simply

considers the results from these measures and then makes a subjective determination as to the amount to pay, please explicitly state that fact.

2010 Equity Incentive Plan, page 108

12. We note that you have a clawback provision with respect to your 2010 Short Term Incentive plan. We also note that your 2010 Equity Incentive Plan that was recently adopted also includes the ability to grant equity awards based on individual performance, company performance or business unit performance. Please discuss your policies regarding the adjustment or recovery of awards or payments should the company's or business unit's performance measures upon which the awards are based are restated or otherwise adjusted in a manner that would reduce the size of an award.

Principal and Selling Stockholders, page 115

13. Please update the information in the table as of the most recent practicable date.

Underwriting, page 130

14. We note your response to comment 56 from our letter dated April 22, 2010. Please revise your filing to incorporate your response.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-6

Note 2 – Significant Accounting Policies, page F-6

Cost of Revenues, page F-10

15. We have reviewed your response to comment 61 from our letter dated April 22, 2010 and remain unclear how you determined that the types of labor costs identified in your response should be capitalized. Please explain to us in greater detail how you reached the conclusion that capitalization was appropriate and, in doing so, explain how you weighed the merits of each accounting alternative and discuss the results of that analysis. In particular, while not essential characteristics of assets, we note that the capitalized costs are not tangible, exchangeable, or legally enforceable. Furthermore, although you indicate that the deferred costs meet the definition of an asset under CON 6 because they provide a future economic benefit to the company, it appears the costs could qualify as expenses under paragraphs 80-81 of CON 6. In regards to the specific nature of the costs, the efforts of your employees to design the appearance and school brand of the debit card, promote and communicate your services to the campus community, and training university personnel appear more representative of period expenses.

Note 11. Repurchase of Shares, page F-26

16. We have reviewed your response to comment 65 from our letter dated April 22, 2010.
Please disclose net income or loss attributable to common shareholders on the face of
your statements of operations. See SAB Topic 6B.

Part II. Information Not Required in Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-2

17. We note your response to comment 69 from our letter dated April 22, 2010. Please
revise your filing to incorporate your response into the filing.

<p style="text-align:center">*   *   *   *   *</p>

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or in his
absence Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have
questions regarding comments on the financial statements and related matters. Please
contact Robert W. Errett, Staff Attorney, at (202) 551-3225, Brigitte Lippmann, Special
Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David Lopez, Esq.
Cleary Gottlieb Steen & Hamilton LLP
Via facsimile